        1 (Form 10SB12G/A)

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                           ---------------------
                               FORM 10-SB/A
                           ---------------------


               GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                           SMALL BUSINESS ISSUERS
                           Under Section 12(g) of
                   The Securities Exchange Act of 1934
                           ---------------------

                       FUTURE EDUCATIONAL SYSTEMS, INC.
               ----------------------------------------------
               (Name of Small Business Issuer in its charter)


                Nevada                             95-4871102
       -------------------------------          -------------------
      (State or other jurisdiction of            (I.R.S. Employer
       incorporation or organization)          Identification No.)

1801 Avenue of the Stars, 6th Floor #6079
     Los Angeles, California                            90067
----------------------------------------               -------
(Address of principal executive offices)              (Zip code)

Issuer's telephone number: (310) 284-5992

Securities to be registered pursuant to Section 12(b) of the Act:
none

Securities to be registered pursuant to Section 12(g) of the Act:

                              $.01 Common Stock
                              -----------------
                               (Title of Class)

                             Page One of 50 Pages

                     Exhibit Index is Located at Page 48.

       2 (Form 10SB12G/A)

                              TABLE OF CONTENTS
                                                                 Page
                                                                 -----
                               PART I

ITEM 1.  DESCRIPTION OF BUSINESS...............................    4

     (a) BUSINESS DEVELOPMENT..................................    4

     (b) BUSINESS OF ISSUER....................................    5

     (c) REPORTS TO SECURITY HOLDERS...........................    13

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND
          PLAN OF OPERATION....................................    14

ITEM 3.  DESCRIPTION OF PRROPERTY..............................    16

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
          OWNERS AND MANAGEMENT................................    17

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
          AND CONTROL PERSONS..................................    18

ITEM 6.  EXECUTIVE COMPENSATION................................    21

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS........    22

ITEM 8.  DESCRIPTION OF SECURITIES.............................    22


                              PART II

ITEM 1. MARKET PRICE OF AND DIVIDENTS ON THE
        REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTERS ...................................    23

ITEM 2. LEGAL PROCEEDINGS......................................    26

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
        ON ACCOUNTING AND FINANCIAL DISCLOSURE.................    27

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES................    28

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS..............    31

       3  (Form 10SB12G/A)

                              PART F/S

        FINANCIAL STATEMENTS...................................    31


                              PART III

ITEM 1.  EXHIBIT INDEX.........................................    48

         SIGNATURES............................................    50

       4  (Form 10SB12G/A)

                               PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     (a)  BUSINESS DEVELOPMENT

     Future Educational Systems, Inc. ("FESI" or "Registrant" or "Issuer"), a Nevada corporation, is the surviving corporation from the merger of Island Resources, Inc., a New York Corporation, into Island Resources, Inc., a Nevada Corporation pursuant to Section 78.475 et. seq. of the Nevada Revised Statutes.

     Island Resources, Inc., a New York corporation, was originally formed as Programmed Bookkeeping Systems, Inc. ("PBSI") on September
18, 1968 under the laws of the State of New York. PBSI was changed to Island Resources, Inc. ("ISI") effective May 9, 1983. ISI's corporate charter was voided on September 25, 1991 for non-payment of state taxes. ISI's charter was revived on July 23, 1996 with 10,000,000 total authorized shares of common stock each with $0.01 par value. On
October 6, 1998, the articles of incorporation was amended changing total authorized shares to 100,000,000, of which 50,000,000 shall be designated as common stock having a par value of $0.001 and 50,000,000 shall be designated as preferred stock having a par value of $0.001. Registrant has been a dormant corporation since inception until it was revived in 1996. The development stage period started in 1996.

     Island Resources, Inc., a Nevada corporation, was incorporated on July 19, 2000 with 50,000,000 total authorized common shares of stock each with $0.01 par value. On November 20, 2000, its name was changed to "Future Educational Systems, Inc." in connection with a merger with Island Resources, Inc., a New York corporation.

        5 (Form 10SB12G/A)

     Island Resources, Inc., a New York corporation, was re-domiciled to Nevada on November 20, 2000 pursuant to Articles of Merger of Island Resources, Inc., a New York Corporation, into Island Resources, Inc., a Nevada Corporation as the Surviving Corporation Pursuant to Section
78.475 et. seq. of the Nevada Revised Statutes.

     On March 28, 2001, a Certificate of Correction of Articles of Merger and Future Educational Systems, Inc.'s Amended Articles of Merger of Island Resources, Inc., a New York Corporation into Future Educational Systems, Inc. (formerly Island Resources Inc.), a Nevada corporation as surviving corporation, was filed.

     The Issuer is the sole shareholder of Your Future Holdings, Inc. ("YFHI"), a corporation formed on January 24, 2000 under the laws of the State of Nevada. As the Issuer's wholly-owned subsidiary, YFHI owns 70% of Your Future, Inc., a development stage company, incorporated under the laws of the State of South Carolina on June 4, 1997 for the purpose of providing specific vocational, educational and computer related skill training expertise nationally and internationally.

     In November 2001, Your Future Holdings, Inc. amended its articles of incorporation to change its name to "Learning Programs, Inc." The name change was in consonance with the expanded corporate mission of developing and marketing educational programs and training solutions.

     Your Future, Inc. was incorporated under the laws of the State of South Carolina on June 4, 1997 for the purpose of providing educational and occupational skills training to government-funded programs, individuals and corporations.

     (b) BUSINESS OF ISSUER

          i. PRINCIPAL SERVICES AND THEIR MARKETS

     The Issuer is a holding company and all current and planned operations are being conducted by its subsidiary, YFI.

     YFI offers training products and services that focus on enhancing personal development, job performance, effecting career shifts, and enabling entry into the workforce.

        6 (Form 10SB12G/A)

     YFI was formed primarily to take advantage of the public funding provided under the Workforce Investment Act (Public Law - 105-220) ("WIA") passed by the U.S. Congress in August, 1998. This Act empowers all Americans, regardless of race, age, income, educational and/or employability status to gain educational and/or occupational skills to enhance their lives. Under the WIA, all states were to have a federal model operational by July, 2000.

     To become competitive in various state markets, YFI has successfully obtained Certified WIA Training Vendor status in the following states:
South Carolina, North Carolina, Georgia, Kentucky and Indiana. Recent WIA Vendor qualification certificate applications have been submitted to California, Florida and Texas. A WIA Certification qualifies a training vendor to be a selected choice for training programs by each individual who qualifies to receive additional enhancement training under the WIA.

     A complete detailed curriculum of YFI offerings can be obtained by going to the YFI website: www.yourfutureinc.com. (Contents of said website are not incorporated in this registration statement.) At present, the following courses and programs are being offered by YFI:

     LIFE SKILLS
     -----------
     This course is instructor-led and consists of core subjects relating to coping with everyday life. YFI has been licensed by PACE Learning Systems, Inc. for unlimited usage and/or copying of Life Skills and/or GED materials. Instructors are YFI president, Dianne J. Seville, chief executive officer, Richard K. Britton, Barry Loonam and independent contractors.

     BASIC SKILLS
     ------------
     General Education Development ("GED") Preparation via PACE Learning Systems, Inc. This course is CD-interactive. YFI is unable to update this course curriculum to the new 2002 national standards until the final contractual payment is made to PACE Learning Systems for existing license for unlimited usage and/or copying of Life Skills and/or GED materials. Programs are via CD-interactive, self-paced learning lessons with intermittent testing qualifications for each module. Instructors are Dianne J. Seville, YFI president and independent contractors)

        7 (Form 10SB12G/A)

     APPLICATION TRAINING
     --------------------
     YFI had originally projected the ability to become a Microsoft Training Provider and to obtain Microsoft Partner Certification. Certification training is the high-end income/profit product of present national and international training entities. However, implementation had to be delayed indefinitely because YFI cannot afford to comply with Microsoft requirements. Microsoft requires a minimum of two (2) Microsoft Certified Instructors to gain Microsoft Training Partnership and Microsoft Certified Learning Center status. Each certified instructor requires a minimum salary of $65,000 annually and YFI cannot afford to hire these instructors at present.

     Other vendor certifications require initial payment certifications followed by annual renewal payments. YFI has not been able to satisfy any of these monetary conditions.

     YFI does not presently enjoy certifications from any of the major vendor offerings due to the inability to meet the financial criteria necessary to qualify.

     WIA - YOUTH PROGRAM
     -------------------
     The WIA has a Youth Program component serving the youth between ages 14-21 who come from disadvantaged and low-income families. WIA certification is not necessary to compete in Youth Program awards in all communities in all states. WIA youth programs are annual local county bid awards.

     YFI has decided to refocus its marketing efforts in Youth Program awards because there is less competition in this arena. None of the bigger training companies, such as New Horizons, Executrain and Productivity Point have entered into this arena, thus the competition for YFI is limited to smaller and mostly local training companies. This is not true if competing in the software application training. These three companies dominate most of the more populated areas of the U.S. and some international markets in both application and certified software training programs. YFI has chosen not to compete in this already saturated market.

     The WIA seeks training vendors that can offer short-term programs that will lead directly to placement into a self-sustaining and advancement-conducive job opportunity. Because local colleges, technical schools and other vocational offerings whose programs extend both time-wise and per participant costs beyond the desires of the WIA, YFI's short-term programs may increase its competitive advantage against such offerings.

        8 (Form 10SB12G/A)

     Thus, YFI has developed four (4) highly visible job opportunity programs to increase its competitiveness:

     Customer Service
     Medical Office Assistant
     Medical Billing and Coding
     Paralegal

     CUSTOMER SERVICE: This course of study teaches participants the necessary skills to obtain employment in the customer service industry. Participants are instructed in basic computer skills, problem-solving techniques, business telephone etiquette and customer service fundamentals. Customer Service includes:

          Life Skills - (20) Hours
          Microsoft Word - (40) Hours
          Microsoft Excel - (40) Hours
          Customer Service - (40) Hours
          Workforce Development (Job Preparation) - (20) Hours

     The other vocational programs (Medical Office Assistant, Medical Billing and Coding, and Paralegal) include customer service courses and range in length from an additional (2) to (6) weeks. YFI's offers flexible morning, afternoon or evening hours and Saturday classes.

     MEDICAL OFFICE ASSISTANT: Participants are instructed in basic medical terminology, medical office procedures, manual and computerized medical billing skills, basic computer applications skills, problem-solving techniques, business telephone etiquette and patient relations fundamentals.

     MEDICAL BILLING & CODING SPECIALIST: Participants are instructed in basic medical terminology, medical office procedures, manual and computerized medical billing skills, basic computer applications skills, problem-solving techniques, business telephone etiquette and patient relations fundamentals. In addition, this program includes an extra four weeks of instruction in medical coding procedures for physicians' offices, hospitals and durable medical equipment, as well as test preparation for certification.

        9 (Form 10SB12G/A)

     PARALEGAL: This course encompasses law office management which include calendaring, docket control, timekeeping and billing. A participant learns legal terminology and legal research using online and library resources.

     WIA YOUTH PROGRAM AWARD
     -----------------------
     The West Central Georgia Workforce Investment Board of WIA awarded YFI a $223,000.00 WIA Youth contract commencing on March 11, 2002 and ending on February 28, 2003, with possibility of renewal based upon performance. This was the first Youth Program awarded to YFI via the WIA in Georgia. Site operations are located in the communities of Newnan and LaGrange, Georgia.

     YFI has seven other pending WIA proposals in Georgia, North
Carolina, South Carolina and Kentucky. One such proposal is with the same Griffin, Georgia agency that awarded the first contract to YFI in year 2001. All contracts (if granted) commence between the time periods of March to July 1, 2002.

     JOB CORPS
     ---------
     Another WIA adjunct is the Job Corps. Job Corps is a self-paced, voluntary program for low income youth ages 16-24 who lack the skills they need to sustain a career.

     Job Corps is funded by Congress and administered by the U.S. Department of Labor. Private companies that have been awarded contracts through a competitive bid process handle most center operations, outreach admissions, and job placement at 90 Job Corps Centers. The U.S. Department of Agriculture and Interior operate the other 28 centers. Job Corps has 118 centers in 46 states, the District of Columbia and Puerto Rico.

     YFI is an active member of the National Job Corps Association in Washington, D.C., the congressional lobbying arm of Job Corps.

     YFI, since the latter part of year 2001, has partnered with one of the more successful Job Corps contractors, Resource Consultants, Inc. ("RCI"), one of the 40 largest U.S. federal contractors in the world.

       10  (Form 10SB12G/A)

     On November 15, 2001, RCI and YFI entered into a Teaming Agreement to enable RCI to obtain the services of YFI when it obtains the Laurel, Maryland Job Corps site award. The site was awarded to RCI in April 2002, RCI being the incumbent contractor in that site.

     The next bid with RCI will be in Gulfport, Mississippi with the proposal due April 11, 2002 and contract (if bid is accepted) commencing on October 1, 2002. RCI is the incumbent there.

     Other Job Corps sites up for bid in 2002 include Hartford, Connecticut and Potomac, Maryland. RCI and YFI intend to actively pursue these sites.

     YFI has also started working with Kidsway-Young Biz, Inc. "YoungBiz" to fill a highly visible void in program presentations to Job Corps Leadership and Entrepreneurial training. Based in Atlanta, Georgia, YoungBiz is a national organization devoted to empowering the youth though entrepreneurship and financial literacy initiatives including youth-training, professional staff development, camps, curricula, and curriculum development.

     The working arrangement is primarily one where YoungBiz would support YFI's proposal as service provider. The support for a proposal put forth by YFI may include an in-kind contribution of services and/or resources. YoungBiz may train YFI staff and may allow them to conduct all of their curricula, charging YFI a set fee, yet to be determined, for each participant who completes the course. A profit sharing percentage basis is still being negotiated.

     Subject to Kidsway's approval, YFI intends to piggy-back Kidsway's one week, 40-hour leadership and entrepreneurial training course to its curriculum offerings to further strengthen its bid presence in Job Corps sites. The Secretary of Labor has recently emphasized the need for this area of training to the Job Corps population.

     TRAINING SITES
     --------------
     At present, YFI has two (2) sites located in Charleston, South Carolina and Tampa/Clearwater, Florida. The site in Tampa/Clearwater, Florida opened on March 1, 2002. YFI had a site in Greenville, South Carolina that was closed in December, 2001 due to inability to gain sufficient funds to enlarge classroom capacity and local offerings to comply with mandated needs of the WIA agency in Greenville.

       11  (Form 10SB12G/A)

     SALES AGENCY RELATIONSHIPS
     --------------------------
     YFI enjoys year-to-year non-exclusive sales agency relationships with the following:

     Mastery Technologies, Inc. - Sale of Safety/Health CD-Interactive Products with a 40% commission.

     Virtual Classrooms of America, Inc. - YFI has a working relationship with this firm to supply CD-Interactive Computer Training Products to corporations and/or individuals based upon a 25% commission basis.

     American Management Association International ("AMAI") has granted YFI a non-exclusive right in the U.S. to promote, advertise and solicit orders for AMAI audio-cassettes, self-study coursebooks, videos and CR-ROM. YFI gets a discount of 35%-40%.

     Revenue performance of YFI does not depend on these non-exclusive marketing licenses.

          ii. DISTRIBUTION METHODS OF THE PRODUCTS AND SERVICES

     Customers are gained via advertising, networking with local chamber of commerce; presentation of bid proposals for specific programs in designated geographic areas of the country; direct marketing; flyers and direct contact with local agencies who have potentially qualified WIA participants. Such agencies include: Department of Social Service Offices, WIA One-Stop Centers, WIA agencies, Chamber of Commerce offices, Job Corps campuses/contractors, Department of Juvenile Justice, Family Court and veterans organizations.

          iii. COMPETITIVE BUSINESS CONDITIONS AND THE REGISTRANT'S COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION

     New Horizons, Executrain, and Productivity Point are the dominant competitors in most training markets YFI operates in. However, none of these presently compete in the WIA Youth Program bid proposal market.

       12  (Form 10SB12G/A)

     The competition for programs presented by YFI to WIA agencies is generally limited to local training companies with little or no past experience in WIA awards. YFI has a significant competitive edge in this arena. Job Corps bids are presented by large national firms vying for overall contractor control that sub-contract most services to outside firms, such as YFI. There are few training companies nationally that are invited to join such bids and few that possess the overall past performance and capabilities of YFI.

     YFI seeks to improve its competitiveness by expanding its products and services through exploring possible joint ventures. An alliance agreement with two related training entities was proposed in October 2001 to create a "One-Stop" training entity. Proposed members of the alliance would be Your Future, Inc. (YFI); Advantage Training Systems
(ATS) and Softrent Systems, Inc. (Softrent). ATS concentrates on application and vocational training programs. Softrent creates a series of CD-interactive computer programs, mostly Microsoft oriented.

     As of the date of this Registration Statement, ATS had backed away from the proposed alliance. Talks with Softrent are still underway. The proposed acquisition of ATS during the latter half of 2001 did not materialize.

          iv. TRADEMARKS

     The following registered service mark is owned by YFI: "YOUR
FUTURE". The service mark was registered on June 2, 1998 under Registration No. 2,162,129 covering the following type of services: computer education training in International Class 41.

          v.  NEED FOR GOVERNMENT APPROVAL OF SERVICES

     YFI's programs in life skills, basic skills, and application/vocational learning do not require government approval.

     However, in order for YFI to offer its programs to government-funded customers, YFI must comply with government guidelines that include proof of financial stability.

       13  (Form 10SB12G/A)

     YFI has obtained Workforce Investment Act ("WIA") vendor eligibility in South Carolina, Kentucky, Southern Indiana, Georgia and North Carolina. Recent WIA Vendor Qualification Certificates have been submitted to California; Florida and Texas.

     WIA eligibility means that any local WIA Board can fund training at YFI if there's a local occupational demand for that program of study. Inclusion in the State Training Provider list makes an organization eligible to be selected by WIA Title I funded participants interested in training services. It does not obligate a local WIA Board to fund participants who attend the program.

          vi. EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS
              ON BUSINESS

     The Company is not aware of any foreseeable governmental regulations that may adversely affect the operations of YFI.

          vii.  NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL-TIME
                EMPLOYEES

     The Issuer and its wholly-owned subsidiary, YFHI, being holding companies, have one secretary/administrative officer employed on a contractual basis.

     YFI employs five (5) full-time employees and one (1) part-time employee. It also uses independent contractors for instructors and/or case managers for WIA contracted sites, if needed.

     (c)  REPORTS TO SECURITY HOLDERS

     The Company files current (Form 8K), quarterly (Form 10Q) and annual (Form 10K) reports with the Securities and Exchange Commission ("SEC").

     The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth St., N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company's internet address is http://www.fesi.biz.

       14  (Form 10SB12G/A)

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

    All statements, trend analysis and other information contained in this Registration Statement relative to market for the services of Future Educational Systems, Inc. ("Company" or "Issuer") and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration Statement.

     (a) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          i. REVENUES

     The twelve months ended December 31, 2001 generated $33,505 in sales for the Company, compared to $48,614 in sales for fiscal year 2000.

     The decrease in revenue was primarily by the operating subsidiary, YFI, and was due mainly to limited funds for marketing and expansion. The global economic slowdown in year 2001 affected the funding flow to YFI from its investors. The difficulty in funding dampened YFI's ability to enter into and maintain medium-term lease commitments for learning sites and, as a result, restricted its ability to market its services and competitively submit bids for government contracts.

          ii. GENERAL, ADMINISTRATIVE AND DEVELOPMENT EXPENSES

     The Company incurred general, administrative and development expenses in the amount of $721,050 for the twelve months ended
December 31, 2001, compared to $279,252 for the same period in year
2000.

       15  (Form 10SB12G/A)

     Salaries and wages in the amount of $180,315 as well as service contract fees in the amount of $150,440 comprise approximately one-fourth of the general, administrative and development expenses for fiscal year 2001. For fiscal year 2000, salaries and wages in the amount of $123,217 as well as service contract fees in the amount of $40,833 comprise approximately 44% of general, administrative and development expenses.

     The increase in general, administrative and development expenses are in large part due to increase in service contract fees, salaries and wages, rent and professional fees. The Company incurred legal and accounting expenses in order to file its registration statement on November 21, 2001 and henceforth to comply with SEC reporting requirements. Compliance with the SEC requirements entailed audit and legal fees. Also, in early 2001, YFI moved to its new and bigger facility that it leases for $8,819.25 a month. The increase in rental was also a contributing factor.

          iii.  DEPRECIATION AND AMORTIZATION

	Depreciation and amortization expense increased from $17,661 in year 2000 to $23,614 in year 2001. The slight increase was due to acquisition of office equipment and software by the operating subsidiary.

          iv.  NET LOSS PER SHARE

     Net loss per common share was at $0.02 for the twelve months ended December 31, 2001, compared to a net loss per common share of $0.26 for the same period in year 2000. The decrease was attributable mainly to additional issuance of shares by the Registrant.

          v.  LIQUIDITY

     As of December 31, 2001, the Company had an accumulated deficit in the amount of $1,889,349. Investors of the Company advanced funds to the Company for its development and marketing operations. During fiscal year 2001, investors advanced approximately $931,273 that had been cancelled in exchange for issuance of 9,214,652 shares of common stock of the Company.

       16  (Form 10SB12G/A)

     YFI is presently wholly dependent upon the Georgia WIA contract and does not have sufficient funding to carry it through the first two months to gain income from allowed invoicing procedures.

     The Company believes that its major investors intend to continue providing advances to fund day-to-day operations of the Company and its subsidiaries. In the view of Management, the major investors have adequate financial resources to provide such funds. These advances may initially be recorded as note payable obligations of the Company. The payable balances, as in prior years, may be paid off in the form of additional common shares. The dilution to common shareholders is dependent on the issue price and the amount of advances converted into common shares.

     There are no expected material capital expenditures within the next six months. In the short term, the Company's liquidity depends on further capital infusion from investors. In the long term, the Company's liquidity may improve depending on the success of marketing efforts by YFI.

ITEM 3.  DESCRIPTION OF PRROPERTY

     The Issuer's subsidiary, YFI, leases its operating corporate headquarters located at 7301 Rivers Avenue, Suite 260, N. Charleston, South Carolina 29406. YFI offers large, comfortable classrooms and low student-to-instructor ratios. The desired ratio is 10 to 1, the maximum is 12 to 1.

     YFI provides its training in commercial-owned training facilities. There are presently no short-term plans to lease facilities in other areas.

     The Issuer sub-leases office space at 4201 Wilshire Blvd., Suite 525, Los Angeles, California 90010.

       17  (Form 10SB12G/A)

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth the security and beneficial ownership for each class of equity securities of the Company for any person who is known to be the beneficial owner of more than five (5%) percent of the Company as of February 28, 2002.

            Name and                        Amount and
            Address of                      Nature of
Title of    Beneficial                      Beneficial  Percent
Class       Owner                           Owner       of Class
----------  -----------------------------   ----------  --------
Common      Ridgeway Commercial             15,000,000    37.6%
            Ventures Ltd.
            60 Market Square
            PO Box 634
            Belize City, Belize

            Asean Commercial Holdings Ltd.  21,000,000    52.64%
            2402 Bank of America Tower
            15 Harcourt Road
            Central Hong Kong

     The sole officer and director of Ridgeway Commercial Ventures Ltd. is Rolan Cubillas. The sole officer and director of Asean Commercial Holdings Ltd. is Anthony Sarmiento.

     (b) SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all directors and officers of the Company.

       18  (Form 10SB12G/A)

                  Name and                Amount and
                  Address of              Nature of
                  Beneficial              Beneficial        Percent
Title of Class    Owner                   Owner             of Class
---------------   ---------------------   ------------      --------
Common            Gilbert Cheang               0               0%

Common            Nenita Roses                 0               0%

Common            Moises Villanueva            0               0%

Common            Roy Rayo                     0               0%

Common            All Officers and             0               0%
                  Directors as a Group
                  Four [4] individuals)

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     (a)  DIRECTORS, EXECUTIVE OFFICERS

     The directors and officers (and promoters, affiliates and control persons) of the Company are as follows:

Name                     Age         Position
----------------------   -----       -------------------
Gilbert Cheang            42         Director/President

Nenita Roses              46         Director

Moises Villanueva         38         Director/Treasurer

Roy Rayo                  35         Secretary

       19  (Form 10SB12G/A)

     The following table sets forth the name, address and position of each executive officer and director of the Issuer as of the date hereof:

Name               Position                Address
-----------------  ----------------------  --------------------------
Gilbert Cheang     Director & President    1801 Ave. of the Stars
                                           6th Flr. #6079
                                           Los Angeles, CA 90067

Nenita Roses       Director                1801 Ave. of the Stars
                                           6th Flr. #6079
                                           Los Angeles, CA 90067

Moises Villanueva  Director & Treasurer    1801 Ave. of the Stars
                                           6th Flr. #6079
                                           Los Angeles, CA 90067

Roy Rayo           Secretary               1801 Ave. of the Stars
                                           6th Flr. #6079
                                           Los Angeles, CA 90067

     The principal occupation and business experience during the last five years for each of the present directors and executive officers of the Issuer are as follows:

     GILBERT CHEANG
     --------------
     Mr. Gilbert Cheang has a Master's Degree in Business Administration from the University of Dallas in Irving, Texas. From November 1987 to December 1989, Mr. Cheang served as Cash Manager and Investor Reporter for Aspen Mortgage Company in Dallas, Texas. Subsequently, Mr. Cheang served as Financial Analyst for AccuBanc Mortgage Corp. in Dallas, Texas, from January 1990 to December 1992. Accubanc Mortgage Corp. is involved in investor reporting and U.S. Federal Housing Authority & Veterans Administration foreclosure claims. Mr. Cheang worked as Proprietor of Daet Rizal Lumber from January 1992 to June 1996. Since July 1996, he has served as General Manager and Proprietor of GAPCO Market Resources, a company dealing primarily with different Philippine cement manufacturers.

       20  (Form 10SB12G/A)

     ROY RAYO
     --------
     Mr. Roy Rayo was an associate at SyCip Salazar Hernandez & Gatmaitan in Makati City, Metro Manila, Philippines, from September 1997 through May 2000. At this firm, he assisted in prosecution and maintenance of trademark applications and registrations. From June 2000 to present, he has acted as consultant for U.R. Capital, Inc. and Global Prime Consulting, Inc. From April through August 1997, Mr. Rayo was a law clerk in the Circuit Court of the Second Circuit in Maui, Hawaii. From January through March 1997, Mr. Rayo served as legal analyst for the House of Representatives of the State of Hawaii. From June through July 1994, Mr. Rayo was an intern at the United Nations Economic and Social Commission for Asia and the Pacific, Bangkok, Thailand.

     NENITA ROSES
     ------------
     Ms. Nenita Roses has been president of Reflections Salon from 1992 to the present. Reflections Salon is a facial and body aesthetics enhancement facility.

     MOISES VILLANUEVA
     -----------------
     Mr. Moises Villanueva has been tax manager of the accounting firm Laya Mananghaya & Co. based in Manila since January 1999. From October 1997 to December 1998, he was senior manager at the accounting firm Joaquin Cunanan & Co. He also served as tax partner at Diaz Murillo Dalupan accounting firm from January 1996 to October 1997.

     The officers and directors may be deemed parents and promoters of the Issuer as those terms are defined by the Securities Act of 1933, as amended. All directors hold office until the next annual stockholders' meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Officers of the Issuer serve at the will of the Board of Directors.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by the Company. Accordingly, conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a policy of requiring a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's business operations.

       21  (Form 10SB12G/A)

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

     The Registrant has filed an updated list of officers with the Nevada Secretary of State.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth compensation paid or awarded to all officers and directors of the Company.

Name and Principal Position	 Year	 Salary  Bonus  All Other Compensation
---------------------------    ----  ------  -----  ----------------------
Gilbert Cheang                 2001   None    None          None
  (President & Director)

Nenita Roses                   2001   None    None          None
  (Director)

Moises Villanueva              2001   None    None          None
  (Treasurer & Director)

Roy Rayo                       2001   None    None          None
  (Secretary)

       22  (Form 10SB12G/A)

     During the last three calendar years, none of the Company's officers and directors received compensation for their services rendered to the Company. During the same period, the Company did not accrue compensation for any such persons pursuant to any agreement or otherwise. The aggregate amount of other personal benefits is less than $50,000.

     No remuneration has been paid to or is contemplated for officers and directors except reimbursement for out-of-pocket expenditures for activities on the Issuer's behalf. None of the officers and directors anticipates devoting more than 10% of his or her time to Issuer activities.

     The Company has no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of its officers and directors.

     None of the officers or directors of the Company own any securities of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 50,000,000 shares of common stock with par value of $0.01. There are 39,893,339 common shares issued and outstanding as of February 28, 2002.

     No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible may be issued and disposed of by the Board of Directors to such persons and on such terms as in its discretion it shall deem advisable.

       23  (Form 10SB12G/A)

     All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is permitted.

     In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any.

     All shares of the Company's common stock issued and outstanding are fully-paid and non-assessable. Holders of common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available therefor.


                                   PART II

ITEM 1. MARKET PRICE OF AND DIVIDENTS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          (a) MARKET INFORMATION

     The Company's common stock is not currently traded on any over-the-counter or national market.

     The Company has no shares of common stock that are the subject of registration rights agreements or similar agreements pursuant to which the Company has agreed to register shares of its common stock.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.

       24  (Form 10SB12G/A)

     For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

     In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

     Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

     Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

       25  (Form 10SB12G/A)

     For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

     (b)  HOLDERS

     As of February 28, 2002, the total of the Company's outstanding Common Shares are held by 1,033 equity holders (including Cede & Co. street held securities).

     The company's authorized common stock consists of 50,000,000 shares with $0.01 par value per share.

     As of February 28, 2002, the Company believes that 508,020 of the issued and outstanding shares of the Company's common stock may be eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

     In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in non-public transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

          (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

          (2) When restricted securities are sold, generally there must be a one-year holding period.

          (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

       26  (Form 10SB12G/A)

          (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

          (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

          (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in
               (5) above.

     (c)  DIVIDENDS

     The Company did not issue any dividend during the last three fiscal years.

     The payment of dividends is within the discretion of the Board of Directors of the Company. The Company currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. It is not anticipated that any dividends will be paid in the foreseeable future and there can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future earnings, the Company's financial condition and capital requirements, general business conditions and other factors.

     The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

ITEM 2.  LEGAL PROCEEDINGS

     The Issuer has reasonable basis to believe that there is no material proceeding that involves federal, state or local environmental laws, or that involves a damages claim for more than 10% of the current assets of Issuer, or potentially involves more than $100,000 in sanctions and a governmental authority is a party.

       27  (Form 10SB12G/A)

     Moreover, the Issuer has reasonable basis to believe that there is no material proceeding to which any director, officer or affiliate of Issuer, any owner of record or beneficially of more than 5% of any class of voting securities of the small business issuer, or security holder is a party adverse to the small business issuer or has a material interest adverse to the small business issuer.

     However, its operating subsidiary, YFI, was named as defendant in three separate lawsuits brought by YFI shareholders who were formerly employees of YFI. The complaints filed in the last quarter of 2001 alleged breach of contract, violation of South Carolina Payment of Wages Act and a suit on promissory note. The aforementioned cases were related to YFI's downsizing and cost reduction, and subsequent termination of employment of the three employees. In response, YFI filed an answer and asserted claims of its own based upon civil conspiracy and breach of fiduciary duty.

     Presently, the actions remains pending and the ultimate outcome is uncertain.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Brad B. Haynes, C.P.A., was previously the principal accountant for the Company. On July 15, 2000, Brad B. Haynes, CPA's appointment as independent accountant was terminated and the Company engaged Josefina C. dela Cruz, CPA, a Professional Corporation, as the Company's independent accountants.

     The Company's Board of Directors approved the decision to change accountants. The opinions of Brad B. Haynes, CPA, on the balance sheet of the Company for the years ended December 31, 1999, the statement of operations, shareholder's deficit, and cash flows for the Company for the year then ended, December 31, 1999, did not contain any adverse opinions or disclaimers or opinions, or modifications as to uncertainty, audit scope or accounting principles.

     On August 30, 2001, Josefina de la Cruz, CPA, a Professional Corporation, 2700 North Main St., Suite 900, Santa Ana, CA 92705 was engaged to audit registrant's financial statements for the fiscal years ended December 31, 2000 and 2001. There were no disagreements with the current auditor, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

       28  (Form 10SB12G/A)

     Josefina De La Cruz, C.P.A., a Professional Corporation, is a member of the American Institute of Certified Public Accountants' SEC Practice Group, California Society of Certified Public Accountants' Tax Practice Group.

     The opinions of Josefina C. de la Cruz, CPA, PC, on the financial statements of the Company for the years ended December 31, 2000 and 2001 contain a going concern opinion. Other than the going concern opinion, the financial statements do not contain any other adverse opinions or disclaimers, or opinions or modifications as to uncertainty, audit scope or accounting principles.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     On July 27, 2001, the Company entered into a stock purchase agreement with Asean Commercial Holdings Ltd. Pursuant to the said agreement, the Company issued 6,000,000 of its Common Shares in cancellation of indebtedness to Asean Commercial Holdings Ltd. in the amount of $600,000.00.

     On September 28, 2001, 2,610,890 common shares were issued to Ridgeway Commercial Ventures Ltd. in cancellation of indebtedness in the amount of $261,089.00.

     Moreover, on December 31, 2001, the Company entered into a Stock Purchase Agreement with Clayport Investments Limited, a Nevis corporation, wherein 701,844 shares of its common stock were issued in cancellation of indebtedness in the amount of US$70,184.39.

     These sales of unregistered securities were made pursuant to Regulation S promulgated under the Securities Act of 1933. The particular facts relied upon for claiming the Regulation S safe harbor provision are as follows:

     (i) Pursuant to the stock purchase agreements executed by Asean Commercial Holdings Ltd., Ridgeway Commercial Ventures Ltd., and Clayport Investments Ltd. ("Purchasers"), these agreed as follows:

          (a) All offers and sales of the securities prior to the expiration of the distribution compliance period of Regulation S (Rule 901 and 905, and Preliminary Notes) shall have offering restrictions imposed;

       29  (Form 10SB12G/A)

          (b) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, is not made to a U.S. person or for the account or benefit of a U.S. person; and

          (c) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, will be made pursuant to the following conditions:

               1. The purchaser of the securities (other than a distributor) certifies that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who purchased securities in a transaction that did not require registration under the Act.

               2. The purchaser of the securities agrees to resell such securities only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

               3. The securities of the Seller contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

               4. The Company is required, either by contract or a provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of securities not made in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes) pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if the securities are in bearer form or foreign law prevents the Seller from refusing to register securities transfers, other reasonable procedures are implemented to prevent any transfer of the securities not made in accordance with the provisions of this Regulation S.

       30  (Form 10SB12G/A)

          (d) For offers and sales of equity securities of domestic issuers, not to engage in hedging transactions with regard to such securities prior to the expiration of the distribution compliance period specified in (a) above, unless in compliance with the Act.

     (ii) The Purchasers certified that they are not U.S. persons and are not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who purchased securities in a transaction that did not require registration under the Act.

     (iii) The Purchasers agreed to resell such securities only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and agreed not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

     (iv) The certificates representing the securities sold to the Purchasers contain a legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

     (iv) The Company is required by contract to refuse to register any transfer of securities not made in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes) pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if the securities are in bearer form or foreign law prevents the Seller from refusing to register securities transfers, other reasonable procedures are implemented to prevent any transfer of the securities not made in accordance with the provisions of Regulation S.

       31  (Form 10SB12G/A)

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 12 of the Articles of Incorporation of the Company states that except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law or for the payment of dividends in violation of Nevada Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. Any repeal of this article by the stockholders of the Company shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Company for acts or omissions prior to such repeal or modification.

     According to Article X, Section 3 of the By-Laws of the Company, it may, subject to applicable law, indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as appropriate. In any event, the Company shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the Company would have the power to indemnify such person against the liability insured against.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                   PART F/S

     FINANCIAL STATEMENTS

     The following audited financial statements for the years ended December 31, 2000 and 2001 are attached to this report and filed as a part thereof.

     Independent Auditor's Report
     Consolidated Financial Statements
          a.  Balance Sheets
          b.  Statements of Operations
          c.  Statements of Changes in Stockholders' Equity
          d.  Statements of Cash Flows
          e.  Notes to Financial Statements
              Supplementary information
          f.  Schedule of General, Administrative and Development Expenses

       32  (Form 10SB12G/A)

------------------------------------------------------------------------------

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                           (Development Stage Companies)
                        CONSOLIDATED FINANCIAL STATEMENTS


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                             PAGE(S)
                                                             -------
INDEPENDENT AUDITORS' REPORT                                    2

CONSOLIDATED FINANCIAL STATEMENTS

     Balance Sheets                                             3

     Statements of Income                                       4

     Statements of Changes in Stockholders' Deficit             5

     Statements of Cash Flows                                   6

     Notes to Consolidated  Financial Statements              7 - 15

SUPPLEMENTARY INFORMATION

     Schedules of General, Administrative and
     Development Expenses                                       16


                                          1
       33  (Form 10SB12G/A)

                           JOSEFINA C. DE LA CRUZ, C.P.A.
                             A Professional Corporation
Josefina C. De la Cruz, CPA                        2700 N Main Street, Suite900
Rebecca Q. Masinsin, CPA                                    Santa Ana, CA 92705
Timothy Vo, CPA                                        Tel. No.  (714) 558-8703
Marissa B. Zacarias, Operation Manager                   Fax   No.(714)558-7940

                            INDEPENDENT AUDITORS' REPORT
Board of Directors
Future Educational Systems, Inc. and Subsidiaries
Los Angeles, California

We have audited the accompanying balance sheets of Future Educational Systems, Inc. (formerly Island Resources, Inc.) and Subsidiaries (Development Stage Companies), as of December 31, 2001 and 2000 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Future Educational Systems, Inc., as of December 31, 1999 were audited by other auditors whose report dated May 17, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Educational Systems, Inc. and Subsidiaries (Development Stage Companies) as of December 31, 2001 and 2000 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #13 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Josefina C. de la Cruz,
Certified Public Accountant
Santa Ana, California

April 8, 2002

------------------------------------------------------------------------------
          MEMBER - AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS'
                                SEC PRACTICE GROUP
             CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS'
                                TAX PRACTICE GROUP
                                         2
       34  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                           Consolidated Balance Sheets
                            December 31, 2001 and 2000

                                                          2001        2000
                                                      -----------  -----------
                                      Assets
Current assets
     Cash and cash equivalents                        $    14,851  $     9,197
     Accounts receivable                                    3,198          500
     Other receivables                                     15,835            -
                                                      -----------  -----------
          Total current assets                             33,884        9,697
                                                      -----------  -----------
Property and equipment, net (Note 4)                       63,751       82,165
                                                      ===========  ===========

Other assets
     Deposits                                              12,086        8,248
     Patents, license & trademarks, net (Note 5)           15,600       20,800
                                                      -----------  -----------
          Total other assets                               27,686       29,048
                                                      ===========  ===========
               Total assets                           $   125,321  $   120,910
                                                      ===========  ===========

                       Liabilities and stockholders' deficit
Current liabilities
     Accounts Payable                                     128,642       29,601
     Accrued expenses                                      54,720       27,463
     Income taxes payable                                   5,000        5,000
     Notes payable (Note 6)                               134,809      450,817
     Obligations under capital lease                        4,890        7,952
                                                      -----------  -----------
          Total current liabilities                       328,061      520,833
                                                      -----------  -----------
Minority interests (Note 7)                                     -            -
                                                      -----------  -----------

Stockholders' deficit (Note 8)
     Common stock, $0.01 par value per share,
       50,000,000 shares authorized; 39,893,339
       and 30,580,605 shares issued and outstanding       398,933      305,806
     Paid-in Capital                                    1,287,676      449,530
     Accumulated deficit during development stage      (1,889,349)  (1,155,259)
                                                      -----------  -----------
          Total shareholders' equity                     (202,740)    (399,923)
                                                      -----------  -----------
               Total liabilities and stockholders'
                 deficit                              $   125,321  $   120,910
                                                      ===========  ===========

See accompanying notes and independent auditors' report.
                                         3
       35  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                       Consolidated Statements of Income

                                    Cumulative
                                    from July 23, 1996
                                    (Date of Corporate
                                    Revival) to
                                    December 31, 2001      2001         2000         1999
                                    ------------------  -----------  -----------  -----------
REVENUE                                $    103,170     $    33,505  $    48,614       21,051

COST OF SALES                               (28,855)        (10,919)        (633)      17,937
                                    ------------------  -----------  -----------  -----------
GROSS PROFIT                                 74,315          22,586       47,981        3,114

OPERATING EXPENSES
     General, administrative and
       development expenses               1,894,646         721,050      279,252       98,257
     Depreciation and amortization           49,317          23,614       17,661        8,042
                                    ------------------  -----------  -----------  -----------
     Total expenses                       1,943,963         744,664      296,913      106,299
                                    ==================  ===========  ===========  ===========
NET OPERATING LOSS                       (1,869,648)       (722,078)    (248,932)    (103,185)

OTHER INCOME (EXPENSE)
     Interest income                          1,998             364        1,634            -
     Interest expense                       (26,699)        (12,377)     (14,322)           -
                                    ------------------  -----------  -----------  -----------
     Total other expense                    (24,701)        (12,013)     (12,688)           -
                                    ------------------  -----------  -----------  -----------
NET LOSS BEFORE MINORITY INTERESTS       (1,894,349)       (734,091)    (261,620)    (103,185)

NET LOSS ALLOCATED TO MINORITY
  STOCKHOLDERS                                5,000               -        2,000        3,000
                                    ------------------  -----------  -----------  -----------
NET LOSS FOR THE PERIOD                $ (1,889,349)    $  (734,091) $  (259,620) $  (100,185)
                                    ==================  ===========  ===========  ===========
Basic earnings per share
     Net loss per common share                          $     (0.02) $     (0.26) $     (2.59)
                                                        ===========  ===========  ===========
     Weighted average shares
       outstanding                                       33,851,913    1,010,575       38,707
                                                        ===========  ===========  ===========

 See accompanying notes and independent auditors' report.
                                         4
       36  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
           Consolidated Statement of Changes of Shareholders' Deficit
   For The Period July 23, 1996 (Date of Corporate Revival) to December 31, 2001

                                                                                      Total
                                    Common Stock           Paid-in    Accumulated  Stockholders'
                                  Shares      Amount       Capital      Deficit     (Deficit)
                               -----------  -----------  -----------  -----------  -----------
Balances, July 23, 1996         19,000,000  $   190,000  $   565,336  $  (754,336) $     1,000

Net loss for the year ended
  December 31, 1996                                   -            -       (5,200)      (5,200)
                               -----------  -----------  -----------  -----------  -----------
Balances, December 31, 1996     19,000,000      190,000      565,336     (759,536)      (4,200)

Net loss  for the year ended
  December 31, 1997                                   -            -            -            -
                               -----------  -----------  -----------  -----------  -----------
Balances, December 31, 1997     19,000,000      190,000      565,336     (759,536)      (4,200)

Net loss  for the year ended
  December 31, 1998                                   -            -      (35,917)     (35,917)
                               -----------  -----------  -----------  -----------  -----------
Balances, December 31, 1998     19,000,000      190,000      565,336     (795,453)     (40,117)

Net loss  for the year ended
  December 31, 1999                                   -            -     (100,185)    (100,185)
                               -----------  -----------  -----------  -----------  -----------
Balances, December 31, 1999     19,000,000      190,000      565,336     (895,638)    (140,302)

Retroactively stated to reflect
  1 to 500 reverse stock split
  (rounded to nearest
  fractional)
  shares) on April 3, 2000     (18,961,293)    (189,613)     189,613            -            -
                               -----------  -----------  -----------  -----------  -----------
                                    38,707          387      754,949     (895,638)    (140,302)
Retroactively stated to reflect
  1 to 15 forward stock split
  on September 22, 2000            541,898        5,419       (5,419)           -            -

Issuance of 30 million shares
  of stock in exchange for 15
  million shares of stock of
  Your Future Holdings, Inc.
  on December 22, 2000          30,000,000      300,000     (300,000)           -            -

Net loss for the year ended,
  December 31, 2000                                                      (259,620)    (259,620)
                               -----------  -----------  -----------  -----------  -----------
Balances, December 31, 2000     30,580,605      305,806      449,530   (1,155,258)    (399,922)

Issuance of 6 million shares
  of stock @ $0.10 for
  $600,000 in exchange for
  debt cancellation on July
  27, 2001                       6,000,000       60,000      540,000            -      600,000

Issuance of 2,610,890 shares
  @ $0.10 for $261,089, in
  exchange for debt
  cancellation on September
  28, 2001                       2,610,890       26,109      234,980            -      261,089

Issuance of 701,844 shares of
  stock @ $0.10 per share on
  December 31, 2001                701,844        7,018       63,166                    70,184

Net loss for the year ended
  December 31, 2001                                                      (734,091)    (734,091)
                               -----------  -----------  -----------  -----------  -----------
Balances, December 31, 2001     39,893,339  $   398,933  $ 1,287,676  $(1,889,349) $  (202,740)
                               ===========  ===========  ===========  ===========  ===========

See accompanying notes and independent auditors' report
                                         5
       37  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                      Consolidated Statements of Cash Flows

                                               Cumulative
                                           from July 23, 1996
                                           (Date of Corporate
                                               Revival) to  		December 31,
                                               December 31,     -------------------------------------
                                                   2001              2001        2000         1999
                                            ------------------  -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                   $(1,889,349)    $  (734,091) $  (259,620) $  (100,185)
     Adjustment to reconcile net loss to
     net cash used in operating activities
       Depreciation and amortization                 49,439          23,614       17,661        8,042
       Minority interest in net loss of
         subsidiaries                                (5,000)              -       (2,000)      (3,000)
       Decrease (Increase) in:
            Accounts receivable                     (19,032)        (18,532)        (500)           -
            Other assets                            (38,087)         (3,838)      (6,726)           -
       Increase (decrease) in:
            Accounts payable                        107,302          99,041       29,601            -
            Accrued expense                          59,719          27,257       11,764       20,678
                                            ------------------  -----------  -----------  -----------
     NET CASH USED BY OPERATING ACTIVITIES       (1,735,008)       (606,549)    (209,820)     (74,465)
                                            ------------------  -----------  -----------  -----------
CASH FLOW FROM INVESTING ACTIVITIES
     Purchase of property and equipment            (101,148)                     (76,789)     (24,359)
     Purchase of software license                   (26,000)              -      (26,000)           -
                                            ------------------  -----------  -----------  -----------
     NET CASH USED BY INVESTING ACTIVITIES         (127,148)              -     (102,789)     (24,359)

CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from (payments of) notes
       payable                                    1,791,933         545,081      320,100       90,578
     Proceeds from (payments of) capital
       lease obligation                               4,890          (3,062)           -        7,952
     Proceeds from issuance of common stock          75,184          70,184        2,000            -
                                            ------------------  -----------  -----------  -----------
     NET CASH PROVIDED BY FINANCING
       ACTIVITIES                                 1,872,007         612,203      322,100       98,530

NET INCREASE (DECREASE) IN CASH                       9,851           5,654        9,491         (294)

CASH, BEGINNNG OF PERIOD                              5,000           9,197         (294)           -
                                            ------------------  -----------  -----------  -----------
CASH, END OF PERIOD                             $    14,851     $    14,851  $     9,197  $      (294)
                                            ==================  ===========  ===========  ===========
Supplemental disclosure of cash flow
  information:
  Cash paid during the year for:
     Interest                                   $    26,699     $    12,377  $    14,322  $         -
     Income taxes                                         -               -            -            -
Supplemental disclosure for non-cash
  financing activities:
  Additional common stock was issued
     upon conversion of notes payable           $   861,089     $   861,089  $         -  $         -

See accompanying notes and independent auditors' report.
                                         6
       38  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The accompanying consolidated financial statements include the accounts of Future Educational Systems, Inc. ("FESI"), formerly known as Island Resources, Inc., and its Subsidiaries, Learning Programs, Inc. ("LPI") formerly Your Future Holdings, Inc. and Your Future, Inc. ("YFI") collectively referred to as "the Company." LPI is 100% owned subsidiary
and YFI is a 70% subsidiary of LPI.   FESI has been in the development
stage since inception, and has no history of operations and revenue.

Future Educational Systems, Inc. was originally incorporated as Programmed Bookkeeping Systems, Inc. ("PBSI") on September 18, 1968 under the laws of the State of New York. PBSI was changed to Island Resources, Inc. ("ISI") effective December 6, 1983. The ISI's corporate charter was voided on September 25, 1991 for non-payment of state taxes. The corporate charter was revived by re-incorporation effective July 23, 1996. FESI has been a dormant corporation for several years until it was revived in 1996.

On November 20, 2000, Island Resources, Inc., New York (New York ISI) merged with Island Resources, Inc. in Nevada (Nevada ISI). Nevada ISI was incorporated on July 19, 2000 and became the surviving company on November 20, 2000, the effective date of the merger. The company's name was then changed from Island Resources Inc. to Future Educational Systems, Inc.

Your Future Holdings, Inc. (now Learning Programs, Inc.) was incorporated on January 24, 2000 under the laws of the State of Nevada. The name change became effective on December 18, 2001 upon amendment of its articles of incorporation. Other than the issuance of stocks to its original shareholders and acquisition of 70% of Your Future, Inc., a development stage company, Learning Programs, Inc. has no operations and revenues as of December 31, 2001.

Your Future, Inc. (YFI) was organized under the laws of the State of South Carolina on June 4, 1997 and conducts business from its headquarters in North Charleston, South Carolina. YFI is the only company that has operations. Your Future Inc., markets training products and services to individuals which are focused on enhancing personal development, job performance, career shifts, and entry into the workforce. Emphasis is on Life Skills and Basic Skills, Computer Applications, Computer Programming, Software and Hardware Certification. YFI also provides ancillary products and services to corporate clients in the areas of Custom Interactive CDROM; Safety, Health and Compliance including Behavioral Based Loss Control; Videography, and Foreign Language Products. YFI does not have sufficient source of revenue to cover its operating expenses and therefore as of report date, YFI is still classified as a development stage company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy
--------------------
The company has adopted the provisions of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements," as amended by Statement of Financial Accounting Standard No. 94 (SFAS
94), "Consolidation of All Majority-Owned Subsidiaries" for its consolidation guidelines whereby a parent company that has a controlling financial interest represented by direct or indirect ownership of more than 50% voting interest be consolidated

                                         7
       39  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

except those in which (a) control of the subsidiary is temporary or
(b) significant doubt exists regarding the parent's ability to control the subsidiary.

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate share of profits and losses based on its percentage interest in earnings of companies 50% or less owned.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents for purpose of reporting cash flows.

Property and equipment
----------------------
Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, as follows:

                                        Years
                                        -----
     Building and improvements            32
     Furniture and equipment            5 - 7
     Transportation and equipment       5 - 18
     Software                             3

Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

Intangible Assets
-----------------
Intangible assets consist of patent licenses and trademarks, and un-amortized loan fees. Intangible assets are amortized on the straight-line basis over their estimated useful lives or contractual lives as follows:

                                         8
       40  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

     Trademark                         10 years
     Patent                            10 years
     Licenses                           5 years

Year End
--------
FESI and its Subsidiaries have selected December 31 as their year-end.

Income Taxes
------------
Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Research and Development Costs
------------------------------
All research and development (R&D) costs are expensed in the period incurred in accordance with Statement of Financial Accounting Standards No. 2 (SFAS 2). Additionally, assets used in R&D activity, such as equipment, facilities, and patents that have alternative future uses in other R&D activities or otherwise are capitalized. Depreciation and amortization on such capitalized R&D-related assets is charged to R&D expense. All expenditures in conjunction with an R&D project, including personnel costs, materials, equipment, facilities, and intangibles, for which the Company has no alternative future use beyond the specific project for which the items were purchased, are expensed. Indirect costs, including general and administrative expenses, which are directly related to the R&D project, are also expense when incurred.

Reporting on Costs of Start-Up Activities
-----------------------------------------
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expended as incurred. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.


Derivative Instruments
----------------------
Statements of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the

                                         9
       41  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

statement of financial position and measure them at fair value.
SFAS 133 also addresses the accounting for certain hedging activities. The Company currently does not have any derivative instrument nor is it engaged in hedging activities, thus the company does not believe implementation of SFAS 133 will have a material impact on its financial statement presentation or disclosures.

Stock-based Compensation
------------------------
Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, (APB 25), "Accounting for Stock Issued to Employees". The Company has chosen to account for employee stock-based compensation using APB 25.

Comprehensive Income
--------------------
The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." On January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general-purpose financial statements. SFAS 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements.

Earnings Per Share
------------------
Basic earnings per share amounts are calculated using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants, and convertible securities, unless the effect is to reduce a loss or increase earnings per shares.

Advertising Costs
-----------------
Advertising costs are charged to operations when incurred.

Segment Reporting
-----------------
The company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" on January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS 131 as it operates in only one segment.


                                         10
       42  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

NOTE 4 - PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following at December 31:

                                      2001          2000
                                   -----------  ------------
     Classroom Furniture           $    19,074  $     19,074
     Computer                           50,361        50,361
     Office Equipment                   31,713        31,713
                                   -----------  ------------
                                       101,148       101,148
     Accumulated Depreciation          (37,397)      (18,983)
                                   -----------  ------------
     Property and Equipment, Net   $    63,751  $     82,165
                                   ===========  ============

Depreciation expense for the years ended December 31, 2001 and 2000 amounted to $ 18,414 and $12,461, respectively.

NOTE 5 - PATENT, LICENSES, AND TRADEMARKS

YFI has obtained a license agreement as an authorized learning center for PACE Learning Systems, Inc. at a cost of $26,000, which is amortized for five (5) years.

	At December 31, 2001 and 2000 license fee are as follows:

                                       2001         2000
                                   -----------  ------------
     License Fee                   $    26,000  $     26,000
     Accumulated Amortization          (10,400)       (5,200)
     License Fee, Net              $    15,600  $     20,800

Amortization expense for the years ended December 31, 2001 and 2000 amounted to $5,200 for each year.


NOTE 6 - NOTES PAYABLE

Investors have advanced funds to FESI. These notes are non-interest bearing and payable on demand for $13,900. The notes payable under YFI are notes payable to shareholders, on demand at 9% annual interest. Accrued interest at December 31, 2001 and 2000 are $5,882 for each year.

At December 31, 2001 and 2000 notes payable by the Company are:

                            FESI                      YFI                      Total
                  ----------------------------------------------------------------------------
                      2001         2000         2001         2000        2001         2000
                  -----------  -----------  -----------  -----------  -----------  -----------
Notes payable to
  investors       $     4,092  $   320,000  $   130,717  $   130,817  $   134,809  $   450,817

                                         11
       43  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
        	                  (Development Stage Companies)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001


NOTE 7 - MINORITY INTERESTS

On March 28, 2000, a stock agreement with conditional promissory note was entered between LPI and YFI. LPI acquired approximately 70% of YFI's total issued and outstanding shares consisting of eight million seven hundred fifty thousand (8,750,000) shares for one million dollars ($1,000,000). The business combination was accounted for under a pooling of interest. Under the pooling of interest method, the historical costs of the separate companies' assets and liabilities are combined and became the recorded amounts of the company's assets and liabilities. The combining companies' stockholders' equity accounts are also combined. Terms and conditions of the agreement are:

Initial payment was three hundred twenty thousand dollars ($320,000),the balance of six hundred eighty thousand ($680,000) is payable in installments as set forth in the agreement starting January 31, 2001 until November 30, 2001. The obligation is represented by a non-interest bearing promissory note, the full payment of which was due November 30, 2001. Negotiations are in process for the extension and revision of the stock purchase agreement.

At December 31, 2001, the balance of the conditional note receivable by YFI is $242,159. Other than the minority interest below, all the inter-company accounts, including this promissory note, have been eliminated.

Minority interests in YFI consist of 30% of its issued and outstanding common shares. At December 31, 2000, minority interests consist of:

                                      2001          2000
                                   -----------  ------------
     Common stock, no par value    $     5,000  $      2,000
     Accumulated deficit                (5,000)       (2,000)
                                   -----------  ------------
     Total minority interests      $         -  $          -

The majority interest absorbed the entire accumulated deficit attributed to the minority interest in excess of the balance of the capital stock pursuant to Accounting Research Bulletin No. 51 (ARB 51), paragraph 15. If future earnings will materialize, the majority interest will be credited to the extent of such losses previously absorbed.


NOTE 8 - STOCKHOLDERS' DEFICIT

The authorized common stock of Future Educational Systems, Inc. consists of 50,000,000 shares with $0.01 par value per share.

As of December 31, 1999, there were 19,000,000 shares issued and outstanding, retroactively restated to reflect a 1:500 reverse stock split as of April 3, 2000. After the reverse stock split, total shares outstanding as restated are 38,707 shares.

                                         12
       44  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

On September 22, 2000, a 15 to 1 forward stock split was affected on the issued and outstanding shares of 38,807 shares resulting to a restated number of shares of 580,605.

On December 22, 2000, Future Educational Systems, Inc. entered into a
stock exchange agreement with Your Future Holdings, Inc.   Under the
agreement, FESI exchanged 30,000,000 of its common shares for 15,000,000 of LPI's common shares, representing 100% of LPI's issued and outstanding shares.

On December 22, 2000, a stock purchase agreement was entered between Your Future Holdings, Inc. and Your Future, Inc. Under the agreement, LPI purchased 8,750,000 common shares of YFI, which represent 70% of the total issued and outstanding shares of YFI, at a purchase price of $1,000,000. As stated on Note 7, balance payable at December 31, 2001 is $241,159.

On July 27, 2001, a stock purchase agreement was entered between Future Educational Systems, Inc. and Asean Commercial Holdings, Ltd. whereby FESI issued six million shares of its common stock to Asean Commercial Holdings, Ltd. in exchange for $600,000 cancellation of debt. On September 28, 2000, 6 million common shares were issued in exchange for the cancellation of $600,000 debt. Additionally, on September 28, 2001, 2,610,890 common shares were issued for $261,089 representing cancellation of note payable to Ridgeway Commercial Ventures, Limited.

On December 31, 2001 a stock purchase agreement was entered between Future Educational Systems, Inc. and Clayport Investment Limited whereby FESI issued 701,844 shares of its common stock in exchange for cancellation of debt amounting to $70,184.

At December 31, 2001 total common shares issued and outstanding is 39,893,339 shares which are designated as follows:

     Free Trade shares                  508,020
     Regulation S shares             33,312,734
     Restricted shares                6,072,585
                                     ----------
          Total                      39,893,339
                                     ==========

NOTE 9 - INCOME TAXES

There is no provision for federal and state income taxes for the year ended December 31, 2001 and 2000 due to the net loss sustained during the period.

The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as

                                         13
       45  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

to the utilization of net operating loss carry-forwards, a valuation allowance has been made to the extent of any tax benefit that net - operating losses may generate.

The Company's total deferred tax asset as of December 31, 2001 and 2000 is as follows:

                                                    2001         2000
                                                 -----------  -----------
     Estimated Net Operating Loss Carry Forward  $ 1,889,349  $ 1,155,258
                                                 -----------  -----------
     Estimated Current Tax Asset Value of Net
       Operating Loss Carry Forwards at Current
       Prevailing Federal Tax Rate               $   283,500  $   173,300
     Valuation Allowance                            (283,500)    (173,300)
                                                 -----------  -----------
     Net Deferred Tax Asset                      $         -  $         -
                                                 ===========  ===========
     Current Income Tax Expense                  $         -  $         -
                                                 ===========  ===========
     Deferred Income Tax  Benefit                $         -  $         -
                                                 ===========  ===========

NOTE 10 - COMMITMENTS

On August 1, 2000 Your Future, Inc. entered into a lease agreement to lease office and training facility under a five-year lease agreement, expiring on July 31, 2005. Future minimum rental payments are as follows:

          Year Ending       Lease
          December 31,   Commitments
          ------------   -----------
          2002           $   104,646
          2003               108,255
          2004               108,255
          2005                63,149
                         -----------
          Total          $   384,305
                         ===========

YFI's rent expense amounted to $106,965 AND $49,512, respectively, for years ended December 31, 2001 and 2000.

                                         14
       46  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2001

NOTE 13 - GOING CONCERN

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statement shows that current liabilities exceed current assets by approximately $264,500 and 439,000 on December 31, 2001 and 2000. Your Future, Inc. is the only subsidiary that has operations. Although YFI generates revenue from its operations, YFI is continually suffering from financial losses since its inception. YFI has yet to expand its market to generate profit.

FESI and LPI do not have established source of revenues sufficient to cover their operating costs and continue as a going concern. Current sources of funds for operating costs of the Company include periodic funding of and advances from its investors. Funding from investors has been set for a specified period. After such period expires, the Company's only source of fund would be advances from its investors.


NOTE 14 - CONTINGENCY

In the fourth quarter of 2001, three separate lawsuits were filed against Your Future, Inc. by three (3) shareholders who were formerly employees of YFI. The cases filed were allegations of breach of contract, violation of South Carolina Payment of Wages Act and a suit on promissory note. The aforementioned cases were incident to the company's downsizing cost reduction, and subsequent termination of employment of the three employees. As of report date, the cases are pending and the ultimate outcome of these litigations are unknown at this time.


                                         15
       47  (Form 10SB12G/A)

               FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
          SCHEDULES OF GENERAL, ADMINISTRATIVE AND DEVELOPMENT EXPENSES

                        Cumulative from
                       from July 23, 1996
                      (Date of Corporate              December 31,
                          Revival) to     -------------------------------------
                       December 31, 2001      2001         2000        1999
                       -----------------  -----------  -----------  -----------
Service contract fees     $   350,490     $   150,440  $    40,833  $         -
Salaries & wages              303,532         180,315      123,217            -
Rent                          266,936         137,315       50,012            -
Professional fees             232,128         104,080        8,635            -
Development expenses          511,425          71,254       24,279       97,457
Taxes & licenses               27,108          17,483          825          800
Office expenses                64,339          18,300       14,197            -
Travel expenses                66,910          22,113        4,993            -
Telephone                      59,662          13,535        6,362            -
Bank charges                    7,668           2,755        4,913            -
Dues & subscription             3,601           3,035          566            -
Insurance                         846             426          420            -
                       -----------------  -----------  -----------  -----------
                          $ 1,894,646     $   721,051  $   279,252  $    98,257
                       =================  ===========  ===========  ===========



See accompanying notes and independent auditors' report.

                                         16
------------------------------------------------------------------------------

       48  (Form 10SB12G/A)

                                   PART III

ITEM 1.  EXHIBIT INDEX

     A.  EXHIBITS INCORPORATED BY REFERENCE

     The following exhibits do not accompany this filing but are attached to previous filings and are hereby incorporated by reference herein:

          (3) ARTICLES OF INCORPORATION AND BYLAWS

               3.1 Certificate of Incorporation of Programmed Bookkeeping Systems, Inc. (New York) filed September 18, 1968

               3.2 Certificate of Amendment of the Certificate of Incorporation of Programmed Bookkeeping Systems, Inc. filed May 19, 1969

               3.3 Certificate of Change of Programmed Bookkeeping Systems, Inc. filed July 15, 1971

               3.4 Certificate of Amendment of the Certificate of Incorporation of Programmed Bookkeeping Systems, Inc. filed May 9, 1983

               3.5  Certificate of Amendment of Certificate of
                    Incorporation of Island Resources, Inc. filed December 6,
                    1983

               3.6 Certificate of Incorporation of Island Resources, Inc. (New York) filed July 23, 1996

               3.7 Articles of Incorporation of Island Resources, Inc. (Nevada) dated July 19, 2000

               3.8 Certificate of Amendment of the Certificate of Incorporation of Island Resources, Inc. (New York) filed October 6, 1998

       49  (Form 10SB12G/A)

               3.9 Articles of Merger of Island Resources, Inc., a New York Corporation, into Island Resources, Inc., a Nevada Corporation as the Surviving Corporation Pursuant to
                    Section 78.475 et. seq. of the Nevada Revised Statutes filed November 20, 2000

               3.10 Certificate of Correction of Articles of Merger and Future
                    Educational Systems, Inc.'s Amended Articles of Merger of Island Resources, Inc., a New York Corporation into
                    Future Educational Systems, Inc. (formerly Island Resources Inc.), a Nevada corporation as surviving corporation, pursuant to Section 78.475 et. seq. of the Nevada Revised Statutes filed March 28, 2001

               3.11 By-Laws of Future Educational Systems, Inc.

          (4)  FORM OF COMMON STOCK CERTIFICATE

          (10) MATERIAL AGREEMENTS

               10.1 Stock Exchange Agreement between Future Educational
                    Systems, Inc. and Your Future Holdings, Inc. dated December 22, 2000.

               10.2 Stock Purchase Agreement with Conditional Promissory
                    Note by and between Your Future Holdings, Inc. and Your Future, Inc. dated December 22, 2000

          (21) LIST OF SUBSIDIARIES

          (23) CONSENTS - EXPERTS

               23.1 Consent of Josefina de la Cruz, Certified Public
                    Accountant

       50  (Form 10SB12G/A)

     B.  EXHIBITS ACCOMPANYING THIS FILING

     The following exhibits accompany this filing and are hereby incorporated by reference herein:

          (10) MATERIAL AGREEMENTS

               10.3 Stock Purchase Agreement with Asean Commercial
                    Holdings Ltd. dated July 27, 2001.

               10.4 Stock Purchase Agreement with Ridgeway Commercial Ventures
                    Ltd. dated September 28, 2001

               10.5 Stock Purchase Agreement with Clayport Investments Limited dated December 31, 2001

               10.6 Articles of Merger between Freshly Frozen Foods, Inc. and
                    Island Resources, Inc., dated July 1, 1996.

               10.7 Teaming Agreement between Resource Consultants, Inc. and
                    Your Future, Inc. dated November 15, 2001.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 12,2002                 FUTURE EDUCATIONAL SYSTEMS, INC.


                                    By: /s/ Gilbert Cheang
                                        -----------------------------
                                        Gilbert Cheang
                                        Director/President